Exhibit 99.1
FreeSeas Announces Extension of FREEW Warrants
Piraeus, Greece, December 22, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today that it is further extending the expiration date for its 786,265 outstanding Class W warrants, currently listed under the ticker FREEW, to June 30, 2010 from December 31, 2009. The exercise price per share remains at $2.50.
Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock. All other terms of the Class W warrants remain unchanged.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,’’ ``intends,’’ ``plans,’’ ``believes,’’ ``anticipates,’’ ``hopes,’’ ``estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc. December 22, 2009	Page 2
Contact Information:
At the Company
FreeSeas Inc.
Alexandros Mylonas, Chief Financial Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com